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                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY: DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 1-08262




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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000, Suiza's quarterly report on Form 10-Q for the first quarter of 2001 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.






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        The communication filed herewith is a June 19, 2001 news release responding to Dean Foods' earnings announcement.

[SUIZA FOODS LOGO]

                                         NEWS RELEASE

                                         Contacts: Cory M. Olson
                                                   Vice President and Treasurer
                                                   (214) 303-3645

                                                   P.I. Aquino
                                                   Assistant Treasurer
                                                   (214) 303-3437


                       SUIZA FOODS CORPORATION RESPONDS TO
                        DEAN FOODS' EARNINGS ANNOUNCEMENT

             Suiza Reiterates Comfort With Second Quarter Consensus
                          Earnings Per Share of $1.11

         DALLAS - June 19, 2001 - Suiza Foods Corporation (NYSE:SZA), the nation's leading dairy processor, today responded to an announcement by Dean Foods (NYSE: DF) that its fourth fiscal quarter and year-end results will fall short of Wall Street's consensus estimates.

         "We are disappointed with today's announcement by Dean Foods," said Gregg Engles, Chairman of the Board and Chief Executive Officer of Suiza Foods Corporation. "We continue to believe, however, that the projected benefits of our merger with Dean Foods are compelling and that it will create significant shareholder value. While there are issues with the performance of certain of Dean's businesses, at this point we believe these issues can be resolved, and that we can achieve the expected benefits of the merger."

         Suiza Foods also announced today that it is comfortable with second quarter consensus earnings estimates for the company of $1.11 per share. Said Engles, "Our operating units are turning in solid performances this quarter. While we remain cautious about the commodities markets generally and about the earnings contribution we can expect from our minority-owned packaging business, we continue to be confident about our ability to deliver results consistent with expectations."

         Suiza Foods Corporation, based in Dallas, Texas, is the nation's leading dairy processor and distributor, producing a full line of company-branded and customer-branded products. National brands include International Delight(R), Second Nature(R), Naturally Yours(R), Mocha Mix(R), Sun Soy(TM),




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kidsmilk(TM) and fitmilk(TM). Regional brands consist of Adohr Farms(R),
Barbe's(R), Brown's Dairy(TM), Broughton(R), Country Fresh(R), Dairy Gold(R), Dairymens(R), Lehigh Valley Farms(R), London's(R), Meadow Gold(R), Model Dairy(TM), Natural by Garelick Farms(R), Oak Farms(R), Poudre Valley(R), Robinson(R), Schenkel's All Star Dairy(R), Schepps(R), Shenandoah's Pride(R), Suiza(TM), Louis Trauth(TM), Tuscan(R), Velda Farms(R) and West Lynn Creamery(R). Suiza also sells product under licensed brands in certain regions including Borden(R), Flav-O-Rich(R), Foremost(R), Hershey's(R) and Pet(R)). Additionally, the company owns approximately 43% of Consolidated Container Company, one of the nation's largest manufacturers of rigid plastic containers for consumer goods.

Forward-Looking Statement

The following statements contained in this press release are forward-looking statements made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995: (1) the company's prediction that the merger will create significant shareholder value, (2) the company's prediction that Dean Foods' operational difficulties can be resolved and that the company can achieve the expected benefits of the merger, and (3) the company's statement that it is comfortable with consensus earnings estimates for the second quarter and full year of 2001. These statements involve risks and uncertainties that may cause actual results to differ materially from the statements set forth in this press release. The company's ability to achieve projected earnings per share, whether before or after the merger, is dependent on economic and financial markets generally, and various regulatory and competitive factors, many of which are beyond the company's control. The company's ability to achieve the projected benefits of the merger is also dependent on, among other things, the company's ability in the time periods projected to realize the purchasing and manufacturing synergies expected, to maintain good relationships with its customers in order to sustain sales, and to complete the merger on substantially the same terms as currently proposed. The company's ability to achieve projected synergies depends largely on its ability to efficiently coordinate and rationalize operations and administrative functions and its ability to maintain sales. The company's ability to complete the merger on the same terms as currently proposed depends on whether antitrust regulators challenge the proposed transaction as anti-competitive, in which event the company could be forced to divest more operations than it is currently expecting, which could negatively impact the company's earnings ability after closing. Other risks affecting the business of the company, and its ability to achieve projected earnings per share, both before and after the merger, and the other expected benefits of the merger, are identified in the company's filing with the Securities and Exchange Commission, including the company's quarterly report on Form 10Q for the first quarter of 2001. All forward-looking statements in this press release speak only as of the date hereof. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any changes in the events, conditions or circumstances on which any such statement is based.

Other Legal Information

Suiza Foods expects to file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission. Shareholders are urged to read the joint proxy statement/prospectus when it becomes available and any amendment or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC, because they will contain important information concerning the proposed transaction. Suiza and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza in favor of the transaction . The directors and executive officers of Suiza and their beneficial ownership of Suiza's common stock are set forth in the proxy statement for Suiza's 2001 annual meeting of shareholders. Suiza's shareholders will receive the joint proxy statement/prospectus related to the merger by mail. They can also obtain it, and all other documents filed with the SEC free of charge at the SEC's website (http:www.sec.gov)or by contacting Suiza , 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214 303 3400).

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